SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2004

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On February 20, 2004, Irwin Financial Corporation announced its first quarter dividend as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued February 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 20, 2004   By: /s/ GREGORY F. EHLINGER
                                    ─────────────────────────────────────

GREGORY F. EHLINGER
*Senior Vice President and Chief
Financial Officer*

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued February 20, 2004

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   **812.376.1917**

IRWIN FINANCIAL CORPORATION ANNOUNCES
<u>FIRST QUARTER DIVIDEND</u>

(Columbus, IN, February 20, 2004) Irwin Financial Corporation (NYSE: IFC) today announced a dividend of $0.08 per share to be paid on March 26, 2004, to all shareholders of record on March 12, 2004. The dividend rate is a $0.01 per share or 14.3 percent increase as compared with the dividend paid in each quarter of 2003.

Irwin® Financial Corporation (www.irwinfinancial.com) is an interrelated group of focused lines of business organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of customized banking services to consumers and small businesses in selected markets in the United States and Canada.